UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            LIFECORE BIOMEDICAL, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                           --------------------------
                         (Title of Class of Securities)

                                    532187107
                                  -------------
                                 (CUSIP Number)

                                John E. Runnells
                            The Vertical Group, L.P.
                                 18 Bank Street
                                Summit, NJ 07901
                                 (908) 277-3737
                           --------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 20, 1999
                           --------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 532187107                                           Page 2 of 9 Pages
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           The Vertical Fund Associates, L.P.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |_|
3             SEC USE ONLY

4             SOURCE OF FUNDS*
                                    WC

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                445,600
EACH REPORTING PERSON       8  SHARED VOTING POWER
WITH
                            9  SOLE DISPOSITIVE POWER
                                     445,600
                            10  SHARED DISPOSITIVE POWER

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    445,600

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                       |_|

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%

14            TYPE OF REPORTING PERSON*
                                    PN

                                  SCHEDULE 13D
CUSIP NO. 532187107                                            Page 3 of 9 Pages

1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Vertical Life Sciences, L.P.

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |_|
3             SEC USE ONLY

4             SOURCE OF FUNDS*
                                    WC

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                304,100
EACH REPORTING PERSON       8  SHARED VOTING POWER
WITH
                            9  SOLE DISPOSITIVE POWER
                                     304,100
                            10  SHARED DISPOSITIVE POWER

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    304,100

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%

14            TYPE OF REPORTING PERSON*
                                    PN

                                  SCHEDULE 13D

CUSIP NO. 532187107                                           Page 4 of 9 Pages

1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    Stephen D. Baksa

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |_|
3             SEC USE ONLY

4             SOURCE OF FUNDS*
                                    PF
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                  118,000
EACH REPORTING PERSON       8  SHARED VOTING POWER
WITH                                  749,700
                            9  SOLE DISPOSITIVE POWER
                                     118,000
                            10  SHARED DISPOSITIVE POWER
                                      749,700

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    867,700

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%

14            TYPE OF REPORTING PERSON*
                                    IN

                                  SCHEDULE 13D

CUSIP NO. 532187107                                            Page 5 of 9 Pages

1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    Jack W. Lasersohn

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
3             SEC USE ONLY

4             SOURCE OF FUNDS*
                                    PF

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                  20,000
EACH REPORTING PERSON
WITH
                            8  SHARED VOTING POWER
                                      749,700
                            9  SOLE DISPOSITIVE POWER
                                      20,000
                            10  SHARED DISPOSITIVE POWER
                                      749,700

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    769,700

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%

14            TYPE OF REPORTING PERSON*
                                    IN

                                  SCHEDULE 13D

CUSIP NO. 532187107                                            Page 6 of 9 Pages

1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    John E. Runnells

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                         (b) |_|
3             SEC USE ONLY

4             SOURCE OF FUNDS*
                                    PF

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                  1,800
EACH REPORTING PERSON       8  SHARED VOTING POWER
WITH                                  749,700
                            9  SOLE DISPOSITIVE POWER
                                      1,800
                            10  SHARED DISPOSITIVE POWER
                                      749,700

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    742,200

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        |_|

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%

14            TYPE OF REPORTING PERSON*
                                    IN

     This Amendment No. 2 to Statement on Schedule 13-D ("Statement") with respect to the Common Stock, par value $0.01 per share, of Lifecore Biomedical, Inc. (the "Issuer") is filed jointly by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (collectively, the "Partnerships"), Stephen D. Baksa ("Baksa"), Jack W. Lasersohn ("Lasersohn") and John E. Runnells ("Runnells") (the Partnerships, Baksa, Lasersohn and Runnells are hereinafter sometimes referred to collectively as the "Reporting Persons") in order to amend Items 3 and 5 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of August 23, 1999, Associates owned 445,600 shares of LCBM Common Stock, which it acquired at an aggregate cost of $3,504,105; Life Sciences owned 304,100 shares of LCBM Common Stock, which it acquired at an aggregate cost of $2,362,892; Baksa owned 118,000 shares of LCBM Common Stock, which he acquired at an aggregate cost of $1,138,681; Lasersohn owned 20,000 shares of LCBM Common Stock, which he acquired at an aggregate cost of $183,750; and Runnells owned 1,800 shares of LCBM Common Stock, which he acquired at an aggregate cost of $17,550. All of the 889,500 shares of LCBM Common Stock collectively owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds and by each of the three Individuals was such Individual's personal funds.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Of the aggregate 889,500 Shares beneficially owned by all the Reporting Persons, 445,600 shares (approximately 3.6% of the total outstanding) are directly and beneficially owned by Associates; 304,100 shares (approximately 2.4% of the total outstanding) are directly and beneficially owned by Life Sciences; 118,000 shares (approximately 1.0% of the total outstanding) are directly and beneficially owned by Baksa; 20,000 shares (approximately 0.2% of the total outstanding) are directly and beneficially owned by Lasersohn; and 1,800 shares (less than 0.1% of the total outstanding) are directly and beneficially owned by Runnells. Subject to the next succeeding paragraph, each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such person.

     In addition, Group may be deemed to be the beneficial owner of all 749,700 Shares (approximately 6.0% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals may be deemed to be the beneficial owner of all 749,700 Shares (approximately 6.0% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

     (c) The chart below lists all transactions in LCBM Common Stock during to past 60 days by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were purchases of LCBM Common Stock effected in the open market:

Person
Effecting                  Date of                   Number of         Price per
Transaction                Transaction               Shares            Share
-----------                -----------               ---------         ---------
Associates                 July 21, 1999               5,000            $10.38
Associates                 July 22, 1999               2,500             $9.88
Associates                 July 23, 1999               2,500             $9.88
Associates                 July 29, 1999               7,000             $9.31
Associates                 August 4, 1999              7,000             $9.50
Associates                 August 5, 1999              5,000             $9.20
Associates                 August 6, 1999              4,000             $9.00
Associates                 August 9, 1999              7,000             $9.56
Associates                 August 10, 1999            35,000             $9.47
Associates                 August 16, 1999            34,000             $8.87
Associates                 August 20, 1999             7,000             $9.50
Life Sciences              June 30, 1999               2,000            $11.63
Life Sciences              July 22, 1999               2,500             $9.88
Life Sciences              July 29, 1999               3,000             $9.31
Life Sciences              August 3, 1999              2,500             $9.44
Life Sciences              August 4, 1999              3,000             $9.50
Life Sciences              August 5, 1999              3,000             $9.20
Life Sciences              August 9, 1999              3,000             $9.56
Life Sciences              August 10, 1999            15,000             $9.47
Life Sciences              August 16, 1999            14,000             $8.87
Life Sciences              August 20, 1999             3,000             $9.50
Baksa                      August 11, 1999             2,000             $8.87
Baksa                      August 16, 1999             2,000             $8.87
Lasersohn                  July 30, 1999               5,000             $9.50

                  (d) and (e) Not applicable.

     SIGNATURE.

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 is true, complete and correct.

August 24, 1999                    VERTICAL FUND ASSOCIATES, L.P.
                                    BY:  THE VERTICAL GROUP, L.P.
                                         General Partner



                                    By:  /s/ John E. Runnells
                                         ----------------------
                                          John E. Runnells
                                          General Partner

                                    VERTICAL LIFE SCIENCES, L.P.
                                    BY:  THE VERTICAL GROUP, L.P.
                                         General Partner


                                    By:  /s/ John E. Runnells
                                         ------------------------
                                          John E. Runnells
                                          General Partner



                                    /s/ Stephen D. Baksa
                                    ---------------------------
                                    Stephen D. Baksa


                                    /s/ Jack W. Lasersohn
                                    ---------------------------
                                   Jack W. Lasersohn


                                    /s/ John E. Runnells
                                    ---------------------------
                                    John E. Runnells